EXHIBIT 3(i)(c)

        CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF ASIA4SALE.COM, INC.

The undersigned, Eric Montandon, does hereby certify as follows:

1.     I am the chief executive officer and a director of Asia4Sale.com, Inc., a Nevada corporation.

2.     The original articles of incorporation of Asia4Sale.com, Inc. were filed with the Secretary of State of Nevada on September 23, 1996 as H & L Investments Incorporated.

3.     A certificate of amendment to the articles of incorporation of Asia4Sale.com, Inc. was filed with the Secretary of State of Nevada on December 29, 1999 amending the name of the corporation to Asia4Sale.com, Inc.

4.     On April 20, 2007, the shareholders holding a majority of those shares outstanding voted to amend the corporation’s articles of incorporation, effective April 27, 2007, to delete the first and fourth provisions of the existing articles of incorporation in their entirety, to be replaced as follows:

Name of Corporation: Asia8, Inc.

Number of Shares the Corporation is Authorized to Issue:

(A)     The authorized capital stock of the Corporation shall consist of 100,000,000 shares of common stock, $0.001 par value, and 25,000,000 shares of preferred stock $0.001 par value. All shares of common stock shall have full and unlimited voting power, entitled to one (1) vote per share and shall be without distinction as to powers, preferences and rights. No holder of shares of the common stock of the Corporation shall have preemptive or preferential right to subscribe for, purchase or receive any additional shares of capital stock of the Corporation or rights or options to purchase additional shares of the capital stock of the Corporation or securities convertible into or carrying rights or options to purchase additional shares of the capital stock of the Corporation. All shares of preferred stock shall have the powers, preferences and rights as established by the Corporation’s board of directors pursuant to (B) hereto.

(B)     The board of directors is authorized, subject to the limitations prescribed by law and the provisions of (A) above to provide for the issuance of the shares of the Corporation’s preferred stock in series’ and to establish from time to time the number of shares to be included in each such series and the qualifications, limitations or restrictions thereof.

The authority of the board of directors with respect to each series shall include, but not be limited to, a determination of the following:

i.     The number of shares constituting that series and the distinctive designation of that series; ii. The dividend rate on the shares of that series, whether dividends shall be cumulative (or partially cumulative), and if so, from which dates or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

iii.     Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights.

iv.     Whether the series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors shall determine;

v.     Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which same shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

vi.     Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and the amount of such sinking fund;

vii.     Whether the shares of such series shall have a preference, as to payment of dividends or otherwise, over the common shares of the Corporation or the shares of any other series of preferred stock;

viii.     The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

ix.     Any other relative rights, preferences and limitations of that series.

Dividends on outstanding shares of Corporation preferred stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the Corporation’s common stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of preferred stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

5.     On April 20, 2007, the shareholders holding a majority of those shares issued and outstanding in the corporation voted to authorize the corporation’s board of directors to effect a reverse split of the corporation’s outstanding common stock on a one new share for two old shares (1:2) basis, effective April 27, 2006.

6.     The number of shares of the corporation outstanding and entitled to vote on the amendments to the corporation’s articles of incorporation and to authorize the corporation’s board of directors to effect a reverse split of the corporation’s outstanding shares is 41,895,716; that said amendments and said authorization have been consented to and approved by a majority vote of the shareholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

Dated April 20, 2007 /s/ Eric Montandon

Eric Montandon

Chief Executive Officer and Director
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